June 2, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Caleb French Amanda Ravitz

Re:	STAAR Surgical Company Registration Statement on Form S-3 Filed May 11, 2017 File No. 333-217888

Acceleration Request
Requested Date: June 9, 2017
Requested Time: 4:00 PM Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, STAAR Surgical Company (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Homeier Law PC, by calling Charles Kaufman at (818) 450-1558.

Very truly yours,

/s/ Samuel Gesten

Samuel Gesten

Vice President, General Counsel and Secretary

cc:	Charles Kaufman, Homeier Law PC